

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 18, 2017

<u>Via E-mail</u>
Mr. Jon R. Moeller
Chief Financial Officer
Procter & Gamble Co.
One Procter & Gamble Plaza
Cincinnati, OH 45202

     Re: **Procter & Gamble Co.**
              Form 10-K for Fiscal Year Ended June 30, 2017
              Filed August 7, 2017
              File No. 1-434

Dear Mr. Moeller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ W. John Cash

          W. John Cash
          Branch Chief
          Office of Manufacturing and Construction